SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _________ to _________

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PACIFICORP K PLUS EMPLOYEE SAVINGS PLAN

825 N.E. Multnomah, Portland, Oregon  97232

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCOTTISH POWER plc
1 Atlantic Quay, Glasgow, G2 8SP, Scotland

PacifiCorp K Plus Employee Savings Plan
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2002 and 2001

PacifiCorp K Plus Employee Savings Plan
Table of Contents

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Trustees of
PacifiCorp K Plus Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PacifiCorp K Plus Employee Savings Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
June 19, 2003

PacifiCorp K Plus Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,

	2002	2001

Assets:
Investments (Note 3)	$482,893,481	$506,541,975

Receivables:
Due from brokers for securities sold	2,458,594	548,480
Dividends and interest	563,714	2,803,298

Total receivables	3,022,308	3,351,778

Total assets	485,915,789	509,893,753

Liabilities – due to brokers for securities purchased	4,058,268	4,103,207

Net assets available for Plan benefits	$481,857,521	$505,790,546

The accompanying notes are an integral part of these financial statements.

PacifiCorp K Plus Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,

	2002	2001

Change to net assets attributed to:
Investment (loss) income:
Net depreciation in fair value of investments (Note 3)	$(48,598,683)	$(81,121,827)
Dividends	13,540,444	13,874,033
Interest	6,923,350	7,373,623

Net investment loss	(28,134,889)	(59,874,171)

Participant contributions	34,963,354	34,492,821
Employer contributions (Note 1)	8,736,217	—
Transfer from Employee Stock Ownership Plan (Note 1)	1,281,582	497,473

	16,846,264	(24,883,877)

Participant withdrawals	39,219,223	51,239,424
Administrative expenses	405,901	417,146
Transfer to other plan (Note 7)	1,154,165	—

	40,779,289	51,656,570

Net decrease	(23,933,025)	(76,540,447)

Net assets available for benefits beginning of year	505,790,546	582,330,993

Net assets available for benefits end of year	$481,857,521	$505,790,546

The accompanying notes are an integral part of these financial statements.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

1.

Plan Description

The following brief description of the PacifiCorp K Plus Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

Effective January 1, 1988, PacifiCorp (the Company) and most of its subsidiaries (collectively, the Employers) adopted the Plan. The Plan is a tax-qualified Employee Savings Plan covering employees of the Employers, except employees identified as “casual employees” within the Employers’ payroll systems, employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees and temporary employees. Qualified employees of the Employers become eligible to participate after completing one month of service as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute a percentage of their pre-tax annual compensation as defined in the Plan (Pre-Tax Contributions). Different percentages can apply to separate employee groups, but in no event will the percentage be more than 20% of eligible compensation. Effective January 1, 2003, participants may elect to contribute up to 25% of eligible compensation.

Effective January 1, 2002, and in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), a participant who has attained the age of 50 prior to the end of the 2002 plan year, was eligible to make additional Pre-Tax Contributions to the plan up to $1,000. The dollar limit will be increased by $1,000 each plan year, reaching a maximum of $5,000 in 2006. For plan years after 2006, the limit will be increased by cost-of-living adjustments authorized by applicable law. No matching contributions are made by the Company with respect to these additional Pre-Tax Contributions.

Each of the Employers makes a matching contribution each year for each participant (Matching Contributions). The Matching Contribution is a percentage of the participant’s Pre-Tax Contribution for the year, up to 6% of the participant’s compensation for the year. The Matching Contribution percentage is 50% or a percentage fixed in the Employer’s adoption statement, by resolution of the Board of Directors of the Employers and announced to participants, or pursuant to a collective bargaining agreement.

Effective May 1, 2002, the Plan was amended and Employers began making Matching Contributions in the form of cash rather than ScottishPower American Depository Shares (ScottishPower ADS) shares. These contributions are directed into the same fund(s) in which each participant invests their Pre-Tax Contributions. For bargaining unit employees, this same change will be effective pursuant to agreement with the respective collective bargaining unit leadership.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

1.

Plan Description (Continued)

Contributions (continued)

Each Employer makes a fixed contribution to the Plan each year for each of its qualified employees (Fixed Contribution), regardless of whether the employees elect to participate in Pre-Tax and Matching Contributions. The Fixed Contribution is a percentage of eligible compensation as defined by the Plan, set by resolution of the Board of Directors of the Employer and announced to participants, or pursuant to a collective bargaining agreement. The Fixed Contribution percentage for 2002 was 2%.

Beginning September 1, 2002, Fixed Contributions were also made in cash rather than ScottishPower ADS. For bargaining unit employees, this same change will be effective pursuant to agreement with the respective collective bargaining unit leadership.

Vesting

Pre-Tax Contributions and Fixed Contributions are fully vested at all times. Matching Contributions are vested based on years of service as follows:

Years of service	Percent vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant accounts

Each participant’s account is credited with Pre-Tax Contributions, Fixed Contributions, Matching Contributions, where applicable, and an allocation of the Plan’s net earnings or losses. Pre-Tax Contributions are credited based on the participant’s election. Matching Contributions are credited according to the formula defined in the Plan document, and Plan earnings are allocated based on participant account balances.

Effective September 1, 2002, participants were permitted to diversify their existing Employee Stock Ownership Plan (ESOP) accounts out of Scottish Power ADS and into the Plan. From the period of September 1, 2002 thorough August 31, 2004, each participant shall have the right to transfer portions of the Scottish Power ADS to the Savings Plan. On August 31, 2004, all ScottishPower ADS remaining in the ESOP Program will be transferred to the Plan for ScottishPower ADS, from which participants may elect to transfer into other Plan funds. For the year ended December 31, 2002, $1,281,582 was transferred from the ESOP to the Plan.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

1.

Plan Description (Continued)

Participant withdrawals

Vested benefits are payable in a lump sum upon retirement, termination, death or disability. If the participant’s account balance exceeds $5,000, the participant may defer payment, or upon retirement, elect installment payments over a specified period of time not exceeding 15 years from the date of commencement of benefits. The Plan also provides for withdrawals due to financial hardship.

Participant loans

Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance under the Plan. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, except for some loans, which are transferred in from other plans, which maintain their existing terms. The loans bear interest at a rate commensurate with local prevailing rates and are secured by the balance in the participant’s account and an assignment of current pay of the participant sufficient to service the loan.

Plan termination

Although it has not expressed any intention to do so, the Company may wholly or partially terminate the Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA. Upon terminating the Plan, the Company may either liquidate the assets or continue to pay benefits as they become payable under Plan provisions. If the assets are liquidated, the net assets (after payment of expenses) will be allocated among participants in proportion to their account balances.

Forfeitures

Forfeitures in the Plan relate to the unvested portion of Matching Contributions attributable to participants who terminate employment. Amounts forfeited by terminating participants may be restored to the participant if the participant returns to work within a time period specified by the Plan. Forfeitures not restored to participants will be applied first to restore other prior forfeitures and then to pay Plan expenses. Any remaining forfeitures are reallocated to participants as additional Fixed Contributions.

2.

Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation

The investments in ScottishPower ADS are stated at fair value based on published market quotations at year-end. Each ScottishPower ADS represents four ordinary shares of ScottishPower common stock. The per share market values of the ScottishPower ADS at December 31, 2002 and 2001 were $22.92 and $21.70, respectively.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

2.

Summary of Significant Accounting Policies (Continued)

Investment valuation (continued)

Investments in mutual funds and the common and commingled trust fund are stated at fair value based on quoted market prices. Temporary cash investments and participant loans are stated at cost, which approximates fair value.

The Plan’s investments in insurance contracts are stated at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Plan management believes that the contract value approximates fair value for the insurance contracts. At December 31, 2002 and 2001, the fair value of all investment contracts was $105,461,077 and $83,585,914, respectively. The average yield to maturity of the insurance contracts was 5.52% and 6.14% at December 31, 2002 and 2001, respectively. There were no valuation reserves at December 31, 2002 and 2001.

Fixed rate insurance contract crediting rates are applied as determined at the time of purchase and are constant until maturity. Variable or floating rate contracts’ crediting rates are reset from time to time to minimize the spread between market and book value for security-backed investments or to allow the general account investment to be interest rate responsive. The reset values for security backed investment rates are a function of contract value, market value, yield and duration. The average crediting interest rate was 4.99% and 5.99% at December 31, 2002 and 2001, respectively. Minimum crediting interest rates vary by contract.

Some insurance contracts contain contingencies that could lead to penalties being assessed on withdrawals from the contract that are the result of events initiated by the Company such as plan terminations, spin-offs or early retirement programs.

Investment transactions and investment income

Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized (depreciation) appreciation on these investments.

Payment of benefits

Benefits are recorded when paid. As of December 31, 2002 and 2001, net assets available for benefits included benefits of $376,673 and $1,012,145, respectively, due to participants who have withdrawn from participation in the Plan.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

2.

Summary of Significant Accounting Policies (Continued)

Administrative expenses

The Plan provides that each participating Employer may pay administrative costs and expenses of the Plan; those costs not paid by each Employer are paid from Plan assets.

Participant loans

Loan transactions are treated as a transfer between the investment funds and the Participant Loan Fund.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent accounting pronouncements

On January 1, 2001, Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 became effective for the Plan.

In October 2001, the Derivatives Implementation Group (DIG) issued guidance under SFAS No. 133 Implementation Issue C19, Contracts Subject to Statement 35, Statement 110, or Statement of Position 94-4 (Issue C19), which provides that contracts that are accounted for under either SFAS No. 110 or SFAS No. 35, as amended by SFAS No. 110, or SOP 94-4 are exempt from SFAS No. 133. A FASB Exposure Draft of a proposed amendment to SFAS No. 133 addressing these issues was recently issued. Accordingly, the Plan continues to apply SOP 94-4.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

3.

Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,

	2002	2001

ScottishPower ADS common stock, 3,246,057 and 3,252,596 shares, respectively	$74,399,626	$70,581,333
Dodge & Cox Balanced Fund, 1,188,335 and 1,204,957 shares, respectively	72,191,375	78,828,295
Putnam New Opportunities Aggressive Equity Fund, 0 and 1,612,543 shares, respectively	—	66,082,032
Bankers Trust Pyramid Equity Index Fund, 11,157 and 11,158 shares, respectively	24,665,545	31,622,043
Pioneer Y Class Fund, 2,098,210 and 2,230,844 shares, respectively	64,666,817	86,935,975
Delaware Trend Fund, 3,072,241 and 0 shares, respectively	45,161,948	—
PIMCO Total Return Fund, 2,898,360 and 1,771,173 shares, respectively	30,925,499	18,526,469
Stable Asset Fund, 100,245,425 and 80,882,117 shares, respectively	100,245,425	80,882,177

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $48,598,683 and $81,121,827, respectively, as follows:

	Year ended December 31,

	2002	2001

Mutual funds	$(45,605,616)	$(49,187,368)
ScottishPower ADS	3,971,316	(27,567,309)
Common and commingled trust fund	(6,964,383)	(4,367,150)

Net depreciation in fair value of investments	$(48,598,683)	$(81,121,827)

4.

Party-in-Interest Transactions

Certain Plan investments are shares of ScottishPower ADS, the Bankers Trust Pyramid Directed Account Cash Fund and Pyramid Equity Index Fund. Indirectly, ScottishPower is the Plan Sponsor and Bankers Trust is the trustee, as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

4.

Party-in-Interest Transactions (Continued)

Purchases of sponsor-related stock during the years ended December 31, 2002 and 2001 were as follows:

	Number of shares	Cost

Balance, December 31, 2000 ScottishPower ADS	3,191,091	$103,046,275

Purchases	1,255,443	33,399,373
Sales	(1,141,457)	(36,005,530)
Shares distributed	(52,481)	(1,698,189)

Balance, December 31, 2001 ScottishPower ADS	3,252,596	98,741,929

Purchases	1,507,754	34,219,320
Sales	(1,484,517)	(42,999,144)
Shares distributed	(29,776)	(968,728)

Balance, December 31, 2002 ScottishPower ADS	3,246,057	$88,993,377

5.

Concentration of Risk

At December 31, 2002 and 2001, the Plan’s assets consist primarily of investments in financial instruments, including temporary cash investments, guaranteed investment contracts, ScottishPower ADS, mutual funds, a common and commingled trust fund and participant loans. The Plan does not require collateral or other security to support the investments in these financial instruments. These investments may subject the Plan to concentrations of risk, as from time-to-time, (a) cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, (b) market values of securities are dependent on the ability of the issuers to honor contractual commitments, and (c) the value of ScottishPower ADS, mutual funds and the common and commingled trust fund are subject to changes in market values.

6.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated May 6, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

7.

Transfers

On December 31, 2001, participants, who were employees of the Western Systems Coordinating Council (WSCC), terminated their participation in the KPlus and ESOP Plans. Loan balances of $32,953 and asset balances of $1,121,212 were transferred to the Western Systems Coordinating Council 401(k) plan with APA Benefits, Inc. as recordkeeper and American Funds Service Company as trustee.

8.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,

	2002	2001

Net assets available for plan benefits per the financial statements	$481,857,521	$505,790,546
Amounts allocated to withdrawing participants	(376,673)	(1,012,145)

Net assets available for plan benefits per Form 5500	$481,480,848	$504,778,401

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2002

Benefits paid to participants per the financial statements	$39,219,233
Add: Amounts allocated to withdrawing participants at December 31, 2002	376,673
Less: Amounts allocated to withdrawing participants at December 31, 2001	(1,012,145)

Benefits paid to participants per the Form 5500	$38,583,761

Year ended December 31, 2001

Benefits paid to participants per the financial statements	$51,239,424
Add: Amounts allocated to withdrawing participants at December 31, 2001	1,012,145

Benefits paid to participants per the Form 5500	$52,251,569

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedules

PacifiCorp K Plus Employee Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of issue, borrower or similar party	(c) Description of investment (no. of shares or units or face value)	(d) Cost	(e) Current value

	Common Stock
*	The ScottishPower ADS Fund	3,246,057	**	$74,399,626

	Mutual Funds
	Dodge & Cox Balanced Fund - The Balanced Fund	1,188,335	**	72,191,375
	PIMCO Total Return Fund - The Bond Fund	2,898,360	**	30,925,499
	Pioneer Y Class - The Equity Fund	2,098,210	**	64,666,817
	Delaware Trend Fund - The Aggressive Equity Fund	3,072,241	**	45,161,948
	T. Rowe Price International Stock Fund - The International Equity Fund	854,748	**	7,590,166
	Vanguard Admiral Funds Inc. - The Money Market Fund	13,498,012	**	13,498,012
	Life Path 2000 Fund	85,813	**	860,700
	Life Path 2010 Fund	302,748	**	3,275,738
	Life Path 2020 Fund	350,537	**	4,167,880
	Life Path 2030 Fund	282,961	**	3,271,025
	Life Path 2040 Fund	476,344	**	5,844,735

	Total Mutual Funds			251,453,895

	Common and Commingled Trust Fund
*	Bankers Trust Pyramid Equity Index Fund - The S&P 500 Index Fund	11,157	**	24,665,545

	Investments in Insurance Contracts - The Stable Asset Fund
	Security Life of Denver, 6.70%, due 4/27/04	1,829,938	**	1,829,938
	Bank of America NT & SA, 5.09%	9,108,376	**	9,108,376
	Bank of America NT & SA, 4.82%	10,720,579	**	10,720,579
	Metropolitan Life Insurance Co., 6.55%, due 9/8/04	3,770,667	**	3,770,667
	GE Life and Annuity ASR Co., 5.94%, due 2/18/03	4,308,589	**	4,308,589
	Metropolitan MBIA Insured, 6.18%, due 3/27/03	2,588,733	**	2,588,733
	John Hancock Life Ins., 6.08%	3,655,655	**	3,655,655
	Monumental Life Ins. Co., 6.46%, due 6/1/04	3,228,854	**	3,228,854
	Monumental Life Ins. Co., 6.38%, due 2/7/05	1,263,543	**	1,263,543
	Monumental Life Ins. Co., 2.48%	8,011,088	**	8,011,088
	UBS AG, 4.05%	19,488,470	**	19,488,470
	JPMorgan Chase Bank/Primco Capital Management, Synthetic
	Guaranteed Investment Contract:
	Security Backed Investments, variable rates, due 9/15/04 - 2/25/41	12,980,565	**	12,980,565
	Synthetic Guaranteed Investment Contract Wrapper	(1,338,044)	**	(1,338,044)
	Monumental Life Ins. Co./Primco Capital Management, Synthetic
	Guaranteed Investment Contract:
	Security Backed Investments, variable rates, due 2/15/03 - 5/15/06	9,653,407	**	9,653,407
	Synthetic Guaranteed Investment Contract Wrapper	(844,680)	**	(844,680)

PacifiCorp K Plus Employee Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year), Continued
December 31, 2002

(a)	(b) Identity of issue, borrower or similar party	(c) Description of investment (no. of shares or units or face value)	(d) Cost	(e) Current value

	Guaranteed Investment Contracts - The Stable Asset Fund (continued)
	State Street Bank & Trust/Primco Capital Management, Synthetic
	Guaranteed Investment Contract:
	Security Backed Investments, variable rates, due 2/15/04 - 9/20/12	12,586,121	**	$12,586,121
	Synthetic Guaranteed Investment Contract Wrapper	(766,436)	**	(766,436)

	Total Investments in Insurance Contracts - The Stable Asset Fund			100,245,425

	Temporary Cash Investments
*	Bankers Trust Pyramid Directed Account Cash Fund	—	**	9,294,426

	Participant Loans
	Interest rates ranging from 5.25% to 12% and maturing from 2003 through 2017			22,834,564

	Total Investments			$482,893,481

*

Denotes a party-in-interest as defined by ERISA.

**

Cost omitted for participant directed investments.

PacifiCorp K Plus Employee Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2002

(a) Identity of party involved	(b) Description of assets	Number of transactions	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of assets on transaction date	(i) Net gain or (loss)

Delaware Trend Fund	Mutual Fund	1	$43,606,197	$—	$43,606,197	$43,606,197	$—
Putnam New Opportunities	Mutual Fund	1	—	43,606,197	87,981,338	43,606,197	(44,375,141)

SIGNATURES

THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

PacifiCorp
/s/	Daniel J. Rosborough

Daniel J. Rosborough Administrative Committee Secretary

Certification Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the PacifiCorp K Plus Employee Savings Plan (the “Plan”) on form 11-K for the annual period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael J. Pittman, Chairman of the K Plus Administrative Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1)

The report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/	Michael J. Pittman

Michael J. Pittman Chairman, K Plus Administrative Committee June 27, 2003